Energy for the Future

June 14, 2006

Ms. Angela Crane
Branch Chief, Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:
Ener1, Inc. Form 10-KSB for the Fiscal Year Ended December 31, 2005, Filed March 10, 2006; Form 10-QSB/A for the Fiscal Quarters Ended March 31, 2005, June 30, 2005 and September 30, 2005 File No. 000-21138

Dear Ms. Crane:

On behalf of Ener1, Inc. (“Ener1” or the “Company”), this letter is an addendum to the Company’s previous letter dated May 24, 2006, regarding the Company’s annual report on Form 10-KSB for the fiscal year ended December 31, 2005 filed on March 10, 2006 (the "Annual Report") and quarterly reports on Form 10-QSB/A for the fiscal quarters ended March 31, 2005, June 30, 2005 and September 30, 2005 (the "Quarterly Reports" and collectively with the Annual Report, the “Filings”). In response to your request, this letter sets forth the reasons why the Company believes that net-share settlement is not within the control of the Company for certain securities discussed herein, and, secondly, explains the view that the Company has chosen under EITF 05-04.

Share Settlement Not Within the Control of the Company

As indicated in Note 19 to the Company’s financial statements included in its Annual Report, the Company has accounted for certain freestanding warrants and options and the conversion feature of the Series A Preferred Stock as derivative liabilities under EITF 00-19. These derivative liabilities are in addition to the derivative liabilities determined under the 2004 and 2005 debentures for reasons specific to those instruments.

We determined that share settlement of warrants issued by the Company in September 2002 (the "Battery Warrants") was not within the Company's control because the terms of these warrants require the Company to increase the number of shares issuable under the warrant if new shares are issued below the warrant exercise price and the total number of shares that may be issuable under these warrants is not capped. As a result, the Company may not have sufficient authorized and unissued shares available under its current charter to comply with the terms of the Battery Warrants. If the Company does not have sufficient authorized and unissued shares to comply with the terms of the Battery Warrants, the Company must seek to amend its charter to authorize additional shares. This charter amendment must be approved by the Company's shareholders and is therefore not in the Company's control.

Ener1, Inc.
500 W. Cypress Creek Road, Ste. 100, Ft. Lauderdale, FL 33309
Phone: 954-556-4020 Fax: 954-556-4031
www.ener1.com

Paragraph 20 of EITF 00-19 states that if the number of shares that could be required to be delivered to net-share settle the contract is indeterminate, a company will be unable to conclude that it has sufficient available authorized and unissued shares and, therefore, net-share settlement is not within the control of the company. Because there is no explicit limit on the number of shares that might be required to net-share settle the Battery Warrants, the Company determined that net-share settlement was not within control of the Company and that the warrants must be treated as a liability on the Company's balance sheet. The Battery Warrants and the warrants issued by the Company in connection with its November 2003 Exchange Agreement (the “Exchange Warrants”) were issued to Ener1 Group, Inc. (“Ener1 Group”) and its affiliates. Ener1 Group now controls approximately 90% of our outstanding common stock and has controlled between 80% and 90% of our outstanding common stock since January 2002.

We made the determination that the subsequent issuances of freestanding warrants and options and the conversion feature of the Series A Preferred Stock issued by the Company were derivatives as a result of the tainting of the share settlement of those securities by the issuance of the Battery Warrants. This was caused by the indeterminate number of shares that could be required to be issued under the Battery Warrants, and therefore we have treated all of the subsequent instruments to the Battery Warrants requiring share settlement as derivative liabilities.

The determination of the derivative liability status of the 2004 and 2005 Debentures was based upon other factors including the liquidated damages provisions in the registration rights agreements for each of those series of debentures and other embedded liabilities, and we therefore concluded that the 2004 and 2005 Debentures would be accounted for under EITF 00-19 irrespective of the determination of the status of the Battery Warrants.

Our conclusion that share settlement was not within the control of the Company for the Battery Warrants was based upon the ability of the Company’s majority shareholder, Ener1 Group, Inc., to effectively control the Company’s activities. In discussions with the Commission, the Company has indicated that it might be able to make certain arguments that, notwithstanding Ener1 Group’s ownership of 90% of the Company’s outstanding common stock, the Company (and not Ener1 Group) could still control net-share settlement of the contracts involving Ener1 Group. After a detailed evaluation of these arguments, the Company has determined that the weight of facts and circumstances supports the argument that Ener1 Group does have the ultimate ability to prevent the Company’s control over net-share settlement of the contracts involved, for the reasons set forth below.

We also believe that an indeterminate number of shares may be issued under the Battery Warrants because the Company’s super-majority shareholder, Ener1 Group, could indirectly cause the Company to issue shares at a price that would trigger the anti-dilution protection provisions under the Battery Warrants. Our by-laws provide that directors may be removed by our shareholders with or without cause, at a meeting called for that purpose, or through action by written consent. Ener1 Group, as the owner of approximately 90% of our outstanding common shares, could therefore remove any of our directors who opposed a decision to issue stock at a price that would trigger the anti-dilution protection provisions under the Battery Warrants.

Our Annual Report includes the following risk factors:

Our principal stockholder has substantial control over our affairs.

Ener1 is controlled by Ener1 Group, which owns approximately 90% of our outstanding common stock. Three of Ener1 Group’s board members are also members of our Board of Directors and a fourth Ener1 board member acts as a Strategic Advisor to Ener1 Group. Ener1 Group has the ability to exert substantial influence over all matters submitted to a vote of the stockholders of Ener1, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, Ener1 Group may dictate the management of our business and affairs. This concentration of ownership could have the effect of delaying, deferring or preventing a change in control or impeding a merger or consolidation, takeover or other business combination which you, as a stockholder, may view favorably.

Ener1, Inc.
500 W. Cypress Creek Road, Ste. 100, Ft. Lauderdale, FL 33309
Phone: 954-556-4020 Fax: 954-556-4031
www.ener1.com

In our open discussions with you Monday, we discussed possible results under Florida law in the event that Ener1 Group, Inc., our controlling shareholder, took actions that cause the Company to have insufficient authorized shares to settle all potential share issuances, such as removing any directors who oppose the decision to issue stock at prices that will cause increases in the number of shares issuable under the Battery Warrants or voting against amendments to our charter to increase our authorized common shares. We have further reviewed the relevant Florida statutes, and we have reconfirmed our conclusion that our controlling shareholder could effectively remove any of our directors at any time and thereby indirectly affect the Company’s ability to settle the Convertible Securities with shares.

EITF 05-04

The Company is accounting for its derivative instruments under View A of EITF 05-04. Our primary reason for this position, in addition to the fact that the circumstances surrounding the liquidated damages provisions in the registration rights agreements for our 2004 and 2005 Debentures fit the requirements of View A, as set forth in EITF 05-04, is the guidance in DIG B-15, which concludes that paragraph 12 of SFAS 133 does not permit an entity to account separately for more than one derivative in a single hybrid instrument.

We believe the foregoing explains our position on these two issues. We welcome your comments and would appreciate any further guidance or direction on these issues. If you should have any questions or further comments, please call me at (954) 556-4020 ext. 310.

Very truly yours,

/s/ Gerard A. Herlihy

Gerard A. Herlihy
Chief Financial Officer

cc:	Mr. Martin James, Senior Assistant Chief Accountant, SEC
Mr. Kevin Kuhar, Staff Accountant, SEC
Mr. Ronald N. Stewart, Interim Chief Executive Officer & General Counsel, Ener1, Inc.
Mr. Stephen Glover, Partner, Gibson Dunn & Crutcher
Mr. Jeffrey Houston, Partner, Malone & Bailey, PC

Ener1, Inc.
500 W. Cypress Creek Road, Ste. 100, Ft. Lauderdale, FL 33309
Phone: 954-556-4020 Fax: 954-556-4031
www.ener1.com